FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒ Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐ No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE S.A.

2018 Stress Test Results

Athens, 5 May 2018

A Stress Test (ST) assessment was conducted by the ECB for the period 2018-20, the first ST conducted under IFRS 9 accounting standards.

According to EBA methodology, both baseline and adverse scenarios were applied on static balance sheets as of 31.12.17 including IFRS 9 impact. Therefore, effects from forthcoming actions (e.g. planned divestments) were not taken into account.

Following the supervisory dialogue, NBG was informed that the ST outcome, along with other factors, have been assessed by SSM’s Supervisory Board pointing to no capital shortfall and that no capital plan was deemed necessary as a result of the exercise.

The 2018 ST applied significantly more severe assumptions and resulted in larger capital depletion than previous STs, under the adverse scenario (e.g. 2015).

As a result, the reduction in NBG’s capital position in the adverse scenario of the ST is 9.6ppts, reaching a CET1 level of 6.9% in 2020, including an IFRS 9 impact of 70bps post 1/1/2018 and a CRD IV impact of 20bps. Under the baseline scenario, the CET1 ratio drops by 50bps reaching 16.0% in 2020, again including -70bps from IFRS 9 phased in adoption and -20bps from CRDIV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: May 5th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: May 5th, 2018

Director, Financial Division